CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1933
For the month of April 2007
BANCOLOMBIA S.A.
(Translation of Registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

This Report on Form 6-K shall be incorporated by reference into the registrant’s registration statement on Form F-3 (File No. 001-32535).

RESOLUTION OF THE SUPERINTENDENCY OF FINANCE
Medellín, Colombia, April 18, 2007
Pursuant to Decree 3139 of 2006, Bancolombia S.A. (“Bancolombia”) notifies that the Superintendency of Finance issued Resolution No. 0467 of 2007, imposing a fine on Bancolombia for the amount of Ps. 41,092,499. The fine was imposed because the Superintendency of Finance believes that Corfinsura S.A., which was merged into Bancolombia, violated the regulations of operation of SEN (“Sistema Electrónico de Negociación”) in transactions completed on October 25, 2004.
Bancolombia intends to appeal the decision of the Superintendency of Finance.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: April 18, 2007	By	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance